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                           June 22, 2022

       Samuel P. Wertheimer, Ph.D.
       Chief Executive Officer
       Brookline Capital Acquisition Corp.
       280 Park Avenue, Suite 43W
       New York, NY 10017

                                                        Re: Brookline Capital
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 14, 2022
                                                            File No. 333-264222

       Dear Dr. Wertheimer:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our June 8, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed June 14,
2022

       Background of the Business Combination, page 298

   1. We note your response to prior comment 5 and revised disclosure on page 304 and 310, including your
disclosure that the proposed valuation took into account, among others,
                                                        "data from the
APX005M-004 Trial in patients with metastatic pancreatic
                                                        adenocarcinoma, which
had not met the expectations that existed in March 2020 for
                                                        immuno-oncology
therapeutics like sotigalimab)...." Please include here and on page 310 a cross reference to
your disclosure on page 212 where you describe the results of the
                                                        APX005M-004 trial.
 Samuel P. Wertheimer, Ph.D.
FirstName  LastNameSamuel
                  AcquisitionP.Corp.
                                Wertheimer, Ph.D.
Brookline Capital
Comapany
June       NameBrookline Capital Acquisition Corp.
     22, 2022
June 22,
Page 2 2022 Page 2
FirstName LastName
       You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Jason Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Jeffrey C. Selman, Esq.